Exhibit 99.7

AURIS MEDICAL NEWCO HOLDING AG

OPENING BALANCE SHEET

	30.01.2018 in CHF	31.12.2016 in CHF

ASSETS

Current assets	122,347.76	—
Cash and cash equivalents	122,347.76
Other short-term receivables	—	—
Trade receivables third parties
Trade receivables group
Prepaid expenses	—

Non-current assets	—	—
Other long-term receivables	—	—
Intercompany loans, subordinated
Investments in subsidiaries

TOTAL ASSETS	122,347.76	—

LIABILITIES AND EQUITY

Current liabilities	—	—
Short-term payables	—	—
Trade payables third parties
Trade payables group
Other short-term payables	—	—
Loan
Other payables
Accrued expenses

Non-Current liabilities	—	—
Loan
Provision

Equity	122,347.76	—
Share capital	122,347.76
Legal capital reserves	—	—
Reserves from capital contribution
Other capital reserve
Accumulated deficit	—	—
Loss for the year
Loss carryforward

TOTAL LIABILITIES AND EQUITY	122,347.76	—